UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

Commission File No. 333-78481

CREO INC.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -
Creo Inc. 3700 Gilmore Way Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com	creo

News release

For immediate release

Creo Announces 2002 Fiscal Year and Fourth Quarter Financial Results

- Revenue Increased 5% Sequentially Driven by Strong North American and OEM Sales, and Positive Currency Fluctuation

- Cash Increased $7.8 million to $70.7 million in the Fourth Quarter

- Company Increases Sales into Mid-size and Small Printer Market

Vancouver, BC, CANADA (November 14, 2002) - Creo Inc. (NASDAQ: CREO; TSX: CRE) today announced financial results for the fiscal year and quarter ended September 30, 2002, reported in U.S. dollars.

For the 2002 fourth quarter, Creo revenues grew by 5 percent to $138.4 million from $131.8 million in the third quarter. Compared to the 2001 fourth quarter, revenue decreased 3 percent from $143.2 million. Adjusted earnings were up sequentially to $2.8 million or $0.06 per share (diluted) from $0.6 million or $0.01 per share (diluted) in the previous quarter, an improvement of $8.5 million over the adjusted loss of $5.7 million or $0.12 per share (diluted) reported in the 2001 fourth quarter. Under Canadian GAAP, the company recorded earnings of $579,000 or $0.01 per share (diluted) this quarter. In accordance with U.S. GAAP, Creo reported earnings of $205,000 or breakeven per share (diluted) for the fourth quarter. Weighted shares outstanding (diluted) under U.S. and Canadian GAAP were 49,790,182 for the quarter.

For fiscal 2002, Creo revenues were $539.9 million, compared to $656.5 million in fiscal 2001. Adjusted earnings for Creo were $0.1 million or breakeven per share (diluted) for fiscal 2002. This compares to adjusted earnings of $27.1 million or $0.54 per share (diluted) for fiscal 2001. Under Canadian GAAP, the company recorded a loss of $24.3 million or $0.49 per share (diluted) in fiscal 2002. Under U.S. GAAP, Creo recorded a loss of $36.6 million or $0.74 per share (diluted) for the 2002 fiscal year. For the full year, weighted shares outstanding (diluted) under U.S. and Canadian GAAP were 49,528,285.

The adjusted results exclude one-time write-downs, restructuring and business integration costs, goodwill and other intangible asset amortization, royalty arrangement and equity loss on investment, and for U.S. GAAP purposes, stock compensation expense. Further information on adjusted results is provided later in a note to this news release.

"Creo reacted decisively to the changing market conditions in fiscal 2002 and we are seeing the results of our efforts in improved financial performance even with the slow pace of the economic recovery," stated Amos Michelson, chief executive officer of Creo. "Throughout this year we controlled our operating expenses, without compromising our ability to deliver competitive, cost-effective solutions to our customers. In addition, we launched new products in every market segment and established new, competitive price points. We correctly anticipated and responded to the growing market of small and mid-size printers. This year - with the combination of competitive consumables bundling, a global third-party leasing program and top-performing entry-level products - we have confirmed our leadership in every part of the market. Over a third of Creo units sold in North America in the last half of the fiscal year were sold to printers with under $5 million in revenue."

Fourth Quarter 2002 Highlights

- Revenue increased 5 percent sequentially to $138.4 million, driven by improved results in North America and strong OEM sales, particularly of color servers for Xerox digital printers, as well as positive currency effects from the strengthening Euro and Yen.

- Gross margins remained relatively constant at 44.2 percent this quarter compared to 44.5 percent in the previous quarter.

- Net operating expenses excluding other income were stable at $59.7 million this quarter, compared to $59.2 million in the previous quarter.

- At September 30th, cash and cash equivalents were $70.7 million, an increase of $7.8 million over the previous quarter.

- Cash from operations was $14.4 million this quarter compared to $21.2 million the previous quarter. Free cash flow, defined as cash from operations less capital expenditures, was $10.0 million this quarter compared to $16.3 million the previous quarter.

- At quarter end, accounts receivables were $118.0 million, down $2.0 million over the previous quarter. Days sales outstanding shrunk to 77 days from 82 days in the previous quarter.

Fiscal 2002 Highlights

- Free cash flow improved by $5.7 million to $22.0 million, capital expenditures were lowered by over 40 percent and cumulative operating expenses were reduced by approximately $29.0 million over 2001 fourth-quarter run-rate as a result of targeted cost control program.

- Gross margins increased moderately to 43.2 percent for 2002 compared to 42.4 percent for 2001.

- Accounts receivables were reduced by $22.6 million and inventory declined $7.6 million in 2002.

- Creo reached the growing market of mid-size and smaller printers through a combination of competitive consumables bundling, a global third-party leasing program and top-performing entry-level products.

-Creo rolled out new solutions across all product lines, targeting opportunities with 25,000 current Creo customers. Major product launches include the Veris™ proofer, Integris™ proofing solution and iQsmart™ professional color scanner. In addition Creo introduced new versions of its industry-leading CTP and workflow systems and complete solutions to address the specific needs of packaging and newspaper printers.

- Creo reinforced its leadership position as the reference standard for computer-to-plate (CTP) and workflow systems. The total installed base of Creo CTP devices reached over 4,500 machines, approximately three times greater than the nearest competitor.

- Subsequent to year-end, Creo completed the acquisition of ScenicSoft, Inc. for approximately $9.5 million in a combination of cash, convertible notes and an assumption of liabilities. The ScenicSoft products strengthen the Networked Graphic Production initiative from Creo, adding components that enable printers to increase automation in their operations. The acquisition is expected to be accretive to adjusted earnings by the end of fiscal 2003.

"Creo continues to drive the graphic arts industry forward. Networked Graphic Production is the next wave of change in our industry, and will allow our customers to continue to be the most profitable competitors in their markets," Mr. Michelson concluded. "While there does not appear to be a quick return to a more robust economy, Creo's proven value and performance are key buying considerations in these challenging times. We will look to lasting product leadership and superior sales execution to increase market share and maintain our growth."

Outlook

For the first quarter ending December 31, 2002, Creo expects revenue between $139 and $143 million. Gross margins are expected to remain stable and net operating expenses (excluding other income) for the first quarter are expected to be between $60 and $61 million. As a result the company expects adjusted earnings per share (diluted) between $0.04 and $0.07.

"We are pleased with the improvements in our business fundamentals this year and will manage the business conservatively given the continued uncertain economic climate," commented Mark Dance, chief financial officer and chief operating officer of Creo. "Barring the effects of currency variations, we expect sales in the 2003 first fiscal quarter to continue to improve with a corresponding improvement in earnings. In the near term, we forecast moderate growth in our North American and OEM businesses, with improvement in Asia and continued economic uncertainty in Europe. In January 2003 we expect to see a modest increase in operating expenses as we return our employees to market rate cash compensation after a year of reduced wages. We expect this effect will be substantially mitigated through fiscal 2003 as we consolidate our North American administration and development locations in Vancouver."

Today in a separate news release Creo announced the adoption of a shareholder rights plan by the Creo board of directors. The plan is effective immediately and will be subject to shareholder ratification at the Creo annual general meeting to be held on February 19, 2003.

Conference Call

Creo will hold a conference call today, November 14, 2002 at 5:00 pm Eastern Time to review 2002 year-end and fourth quarter results and discuss the outlook for the following quarter. To participate, tune in to the web cast at http://www.creo.com/investors/index.asp. An audio replay will be available two hours after the call until November 16, 2002 at midnight Eastern Time. For replay dial 1-888-266-2081, access code 6270253 except International participants dial 1-703-925-2533, access code 6270253. A Web replay will also be available at http://www.creo.com/investors/index.asp.

Note about adjusted earnings: As part of its quarterly financial news release, Creo provides financial disclosure including an income statement and balance sheet prepared in accordance with Canadian generally accepted accounting principles (GAAP). To supplement this information, Creo also provides information on an adjusted basis. As a result of acquisitions and investments made by Creo, the company believes that adjusted results aid readers in evaluating the operating performance of the company's ongoing business and the items excluded are considered to be non-operational and/or non-recurring. The adjusted results may exclude the effects of acquisition-related charges (e.g. restructuring costs, business integration costs and the amortization of intangible assets), non-recurring charges (e.g. royalty arrangements and write-downs of goodwill and intangible assets), non-operational charges (e.g. equity accounting related to investments), stock compensation expense under U.S. GAAP and the related income tax effects. As such Creo's adjusted results are not prepared in accordance with GAAP since they may exclude these costs. The company provides reconciliation to Canadian GAAP of the excluded charges in the statement of adjusted earnings. The methods of adjustment are not standardized under GAAP, and therefore adjusted results are unlikely to be comparable between companies.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; (2) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates; and (3) new regions and new products do not proceed as planned and may adversely affect future revenues. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

Tracy Rawa	Rochelle van Halm
Investor Relations	Media Relations (Headquarters)
T. +1.604.451.2700	T. +1.604.451.2700
F. +1.604.437.9891	F. +1.604.437.9891
IR@creo.com	rochelle.van.halm@creo.com

Creo Inc.

Statement of Adjusted Earnings (Loss)

(In millions of U.S. dollars except per share amounts)

	Three months ended	Three months ended		Year ended
	Sept 30	Sept 30	June 30	Sept 30	Sept 30
	2002 (unaudited)	2001 (unaudited)	2002 (unaudited)	2002 (unaudited)	2001 (unaudited)

Revenue	$138.4	$143.2	$131.8	$539.9	$656.5
Cost of sales	77.2	84.7	73.2	306.6	378.2
Gross profit	61.2	58.5	58.6	233.3	278.3
Research and development, net	18.7	21.5	17.9	73.4	76.9
Sales and marketing	25.5	27.0	23.8	97.9	100.6
General and administration	15.5	18.2	17.5	67.3	69.9
Other expense (income)	(2.0)	(0.4)	(1.4)	(5.4)	0.3
Adjusted operating income (loss)	3.5	(7.8)	0.8	0.1	30.6
Income tax expense (recovery)	0.7	(2.1)	0.2	-	8.6
Adjusted net operating income (loss)	2.8	(5.7)	0.6	0.1	22.0
Cash tax recovery from the amortization of intellectual property	-	-	-	-	5.1
Adjusted earnings (loss)	$2.8	$(5.7)	$0.6	$0.1	$27.1

Adjusted earnings (loss) per share - basic	$0.06	$(0.12)	$0.01	$0.0	$0.56
Adjusted earnings (loss) per share - diluted	$0.06	$(0.12)	$0.01	$0.0	$0.54

Reconciliation to Canadian GAAP income (loss)
Adjusted earnings (loss)	2.8	(5.7)	0.6	0.1	27.1
Restructuring	(0.9)	(4.1)	(4.2)	(8.4)	(4.1)
Business integration costs	(0.2)	-	(0.3)	(0.8)	(13.2)
Goodwill and other intangible assets amortization	(0.1)	(18.8)	(0.1)	(0.3)	(74.3)
Equity loss on investments	(1.7)	-	(0.5)	(2.1)	-
Royalty arrangement	0.3	-	-	(15.5)	-
Write-down of extraordinary accounts receivable, inventory and other assets	-	(15.3)	-	-	(15.3)
Write-down of goodwill, other intangible assets and investments	-	(336.2)	-	-	(336.2)
Tax related to reconciling items	0.4	(1.8)	1.7	2.7	1.2
Income (loss) under Canadian GAAP	$0.6	$(381.9)	$(2.8)	$(24.3)	$(414.8)

Income (loss) per share - Basic, Canadian GAAP	$0.01	$(7.79)	$(0.06)	$(0.49)	$(8.56)
Income (loss) per share - Basic, U.S. GAAP (restated)	$0.00	$(7.33)	$(0.06)	$(0.74)	$(8.76)
Income (loss) per share - Diluted, Canadian GAAP	$0.01	$(7.79)	$(0.06)	$(0.49)	$(8.56)
Income (loss) per share - Diluted, U.S. GAAP (restated)	$0.00	$(7.33)	$(0.06)	$(0.74)	$(8.76)

Creo Inc.

Consolidated Statements of Operations and Retained Earnings (Deficit)

(In thousands of U.S. dollars except per share amounts)

Three months ended		Year ended
September 30		September 30
2002	2001	2002	2001
(unaudited)	(unaudited)	(audited)	(audited)

Revenue
Product	$86,897	$91,122	$336,329	$447,241
Service	40,299	41,407	158,986	161,753
Consumables	11,237	10,657	44,537	47,533
	138,433	143,186	539,852	656,527
Cost of sales	77,216	84,679	306,581	378,176
	61,217	58,507	233,271	278,351

Research and development, net	18,681	23,688	73,378	79,048
Sales and marketing	25,551	27,960	97,893	101,632
General and administration	15,475	30,320	67,259	82,134
Other expense (income)	(2,050)	(431)	(5,397)	258
Restructuring	891	4,081	8,376	4,081
Operating income (loss) before undernoted items	2,669	(27,111)	(8,238)	11,198
Business integration costs	240	-	764	13,150
Goodwill and other intangible assets amortization	104	18,840	309	74,314
Write-off of goodwill, other intangible assets, and investments	-	336,170	-	336,170
Royalty arrangement	(316)	-	15,530	-
Earnings (loss) before income taxes	2,641	(382,121)	(24,841)	(412,436)
Income tax expense (recovery)	391	(196)	(2,680)	2,319
Equity loss	1,671	-	2,141	-
Net income (loss)	$579	$(381,925)	$(24,302)	$(414,755)

Income (loss) per common share
- Basic, Canadian GAAP	$0.01	$(7.79)	$(0.49)	$(8.56)
- Basic, U.S. GAAP	$0.00	$(7.33)	$(0.74)	$(8.76)
- Diluted, Canadian GAAP	$0.01	$(7.79)	$(0.49)	$(8.56)
- Diluted, U.S. GAAP	$0.00	$(7.33)	$(0.74)	$(8.76)

Retained earnings (deficit), beginning of period	$(419,312)	$(12,506)	$(394,431)	$20,324
Net income (loss)	579	(381,925)	(24,302)	(414,755)
Deficit, end of period	$(418,733)	$(394,431)	$(418,733)	$(394,431)

Creo Inc.

Consolidated Balance Sheets

(In thousands of U.S. dollars)

September 30	June 30	September 30
2002	2002	2001
(audited)	(unaudited)	(audited)

Assets
Current assets
Cash and cash equivalents	$70,671	$62,903	$60,241
Accounts receivable	117,989	119,979	140,551
Other receivables	30,974	29,241	27,041
Inventories	91,799	92,626	99,438
Income taxes receivable	5,073	-	-
Future income taxes	16,919	11,994	11,034
	333,425	316,743	338,305
Investments	11,625	11,590	-
Capital assets, net	109,939	112,504	111,768
Goodwill and other intangible assets, net	3,971	4,075	-
Other assets	20,161	20,105	24,005
Future income taxes	16,084	23,619	13,629
	$495,205	$488,636	$487,707
Liabilities
Current liabilities
Short-term debt	$16,440	$19,311	$19,298
Accounts payable	59,682	62,242	60,707
Accrued and other liabilities	61,549	55,821	54,928
Income taxes payable	-	792	2,286
Deferred revenue and credits	53,441	47,995	48,067
Future income taxes	1,200	-	1,200
	192,312	186,161	186,486
Long-term liability	14,136	16,545	-
Future income taxes	4,812	2,624	2,556
	211,260	205,330	189,042
Shareholders' Equity
Share capital	696,193	696,174	691,955
Contributed surplus	2,060	2,060	2,060
Cumulative translation adjustment	4,425	4,384	(919)
Retained earnings (deficit)	(418,733)	(419,312)	(394,431)
Total shareholders' equity	283,945	283,306	298,665
	$495,205	$488,636	$487,707

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

Tracy Rawa	Rochelle van Halm
Investor Relations	Media Relations (Headquarters)
T. +1.604.451.2700	T. +1.604.451.2700
F. +1.604.437.9891	F. +1.604.437.9891
IR@creo.com	rochelle.van.halm@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

/s/ Mark Dance
_______________________________
Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: November 26, 2002